Exhibit (a)(5)(F)

[Logo of SUPERVALU]

PO Box 990 Minneapolis, MN 55440 (952) 828-4000

news release

FOR IMMEDIATE RELEASE

SUPERVALU’S OFFER FOR TOTAL LOGISTICS CLEARS

U.S. REGULATORY REVIEW WAITING PERIOD

MINNEAPOLIS, January 26, 2005 — SUPERVALU INC. (NYSE: SVU) today announced that at 11:59 p.m. EST on January 25, 2005, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (HSR Act), expired with respect to SUPERVALU’s tender offer to purchase shares of Total Logistics, Inc. (Nasdaq: TLCX) common stock, for $28.50 per share. All necessary waiting periods under the HSR Act have now expired. The tender offer continues to be subject to other conditions set forth in the tender offer statement and related offering materials. The tender offer will expire at 12:00 midnight EST, February 4, 2005, unless extended.

As previously announced, the board of directors of Total Logistics, Inc. has unanimously approved the merger agreement and recommends that Total Logistics shareholders accept the offer and tender their shares.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Total Logistics, Inc. On January 7, 2005, SUPERVALU filed a tender offer statement with the Securities and Exchange Commission (SEC) and Total Logistics filed a solicitation/recommendation statement with respect to the offer. Total Logistics shareholders are advised to read the tender offer statement, as amended to date, regarding the acquisition of Total Logistics referenced in this news release, and the related solicitation/recommendation statement, as amended to date. The tender offer statement, as amended to date, and the solicitation/recommendation statement, as amended to date, contain important information which should be read carefully before any decision is made with respect to the offer. These documents have been made available to all shareholders of Total Logistics at no expense to them. Total Logistics shareholders can also obtain the offer to purchase and related materials free at the SEC’s Web site at www.sec.gov or by contacting Innisfree M&A Incorporated, the information agent for the offer, by telephone at 1-877-825-8971 (toll-free).

About SUPERVALU INC.

Celebrating its 135th year of fresh thinking, SUPERVALU INC., a Fortune 100 company, is one of the largest companies in the United States grocery channel. With annual revenues of approximately $20 billion,

SUPERVALU holds leading market share positions across the U.S. with its more than 1,500 retail grocery locations, including licensed Save-A-Lot locations. With its Save-A-Lot format, the company holds the number one market position in the extreme value grocery retail sector. Through SUPERVALU’s geographically diverse distribution network, the company provides distribution and related logistics support services to nearly 4,500 grocery retailers across the nation. In addition, SUPERVALU’s third-party logistics business provides end-to-end supply chain management solutions that deliver value for manufacturers, consumer products retailers and food service customers. SUPERVALU currently has more than 55,000 employees. For more information about SUPERVALU visit http://www.supervalu.com.

CONTACTS:

Lynne High (Media)

952-828-4515

lynne.high@supervalu.com

Yolanda Scharton (Investors)

952-828 4540

yolanda.scharton@supervalu.com